UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

ARCA biopharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00211Y506

(CUSIP Number)

Jacob Ma-Weaver

Cable Car Capital LLC

2261 Market Street #4307

San Francisco, California 94114

(415) 857-1965

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211Y506

1	NAME OF REPORTING PERSON

The Funicular Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		935,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

935,035
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.49%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 00211Y506

1	NAME OF REPORTING PERSON

Jacob Ma-Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		935,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

935,035
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.49%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 00211Y506

Item 1.	Security and Issuer

The security to which this statement relates is the common stock, $0.001 par value (the “Shares”), of ARCA biopharma, Inc. (the “Issuer”), whose principal executive offices are located at 10170 Church Ranch Way, Suite 100, Westminster, Colorado 80021.

Item 2.	Identity and Background

(a)       This statement is being filed by The Funicular Fund, LP (the “Fund”), a Delaware limited partnership, with respect to Shares beneficially owned and held of record by the Fund. The General Partner of the Fund is Cable Car Capital LLC (“Cable Car”), a California limited liability company which serves as investment adviser to the Fund pursuant to a written advisory agreement. Jacob Ma-Weaver, a United States citizen, is the Managing Member of Cable Car and the ultimate individual responsible for directing the voting and disposition of shares held by the Fund.

Each of the Fund and Mr. Ma-Weaver are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The principal business address for the Reporting Persons and Cable Car is 2261 Market Street #4307, San Francisco, California 94114.

(c)       The Fund is a private investment partnership whose principal business is investing and trading in securities. Cable Car is an investment adviser registered with the state securities authority of California. Its principal business is investment management. Mr. Ma-Weaver has sole discretionary authority over the accounts of the Fund.

(d)       During the last five years, none of the Reporting Persons nor Cable Car have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons nor Cable Car have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $1,802,322.24 inclusive of brokerage commissions and net of premium received from written option contracts. Funds for the purchase were obtained from the available working capital of the Fund. Although the Fund has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

4

CUSIP No. 00211Y506

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)       The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on 14,410,143 shares outstanding, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Annual Report on Form 10-K with the Securities and Exchange Commission on March 14, 2022. As of the close of business on March 28, 2022, the Fund beneficially owned 935,035 Shares. Cable Car, as the General Partner of the Fund, may be deemed the beneficial owner of the 935,035 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 935,035 Shares owned by the Fund.

(b)       The Fund has sole voting and dispositive power over the shares reported herein.

(c)       The transactions in the Shares by the Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference. None of Cable Car or Mr. Ma-Weaver have entered into any transactions in the Shares during the past sixty days. Each Reporting Person and Cable Car disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None.

5

CUSIP No. 00211Y506

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2022

The Funicular Fund, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

/s/ Jacob Ma-Weaver
Jacob Ma-Weaver

6

CUSIP No. 00211Y506

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER
DURING THE PAST 60 DAYS

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

Purchase of Common Stock	31,944	1.8218	02/17/2022
Purchase of Common Stock	23,459	1.8359	02/18/2022
Purchase of Common Stock	6,742	1.9261	02/22/2022
Sale of March 2022 Call Option ($2.50 Strike Price)[1]	(10,000)	0.1937	02/22/2022
Purchase of Common Stock	55,797	1.9968	02/23/2022
Purchase of Common Stock	23,090	2.0024	02/24/2022
Sale of March 2022 Put Option ($2.50 Strike Price)[2]	(300,000)	0.5732	02/24/2022
Purchase of Common Stock	18,741	2.0343	02/25/2022
Purchase of Common Stock	5,347	2.0202	02/28/2022
Purchase of Common Stock	60,323	1.9980	03/01/2022
Purchase of Common Stock	83,016	1.9791	03/02/2022
Purchase of Common Stock	9,105	2.0048	03/03/2022
Sale of March 2022 Put Option ($2.50 Strike Price)[2]	(161,500)	0.4900	03/03/2022
Purchase of Common Stock	11,383	2.0307	03/04/2022
Sale of March 2022 Put Option ($2.50 Strike Price)[2]	(44,200)	0.4937	03/04/2022
Purchase of Common Stock	39,677	2.0622	03/07/2022
Purchase of Common Stock	27,439	2.0607	03/08/2022
Sale of March 2022 Put Option ($2.50 Strike Price)[2]	(30,700)	0.3919	03/08/2022
Purchase of Common Stock	20,889	2.1172	03/10/2022
Purchase of Common Stock	5,172	2.1164	03/11/2022
Sale of March 2022 Put Option ($2.50 Strike Price)[2]	(15,500)	0.3937	03/11/2022
Purchase of Common Stock	31,411	2.0931	03/14/2022
Sale of March 2022 Put Option ($2.50 Strike Price)[2]	(37,700)	0.3897	03/14/2022
Sale of March 2022 Call Option ($2.50 Strike Price)[1]	(2,800)	0.0437	03/16/2022
Purchase of Common Stock Upon Assignment of March 2022 Put Option ($2.50 Strike Price)	481,500	2.5000	03/18/2022

______________________________

1 Represents shares underlying American-style call options sold in the over-the-counter market with an expiration date of March 18, 2022, all of which expired unexercised.

2 Represents shares underlying American-style put options sold in the over-the-counter market with an expiration date of March 18, 2022. Contracts representing 481,500 shares were exercised on March 18, 2022 and contracts representing 108,100 shares expired unexercised.